Exhibit 99.1

GENFIT Annual Combined General Meeting of June 15, 2021 - Availability of Preparatory Documents

Lille, France; Cambridge, MA; May 10, 2021 - GENFIT (Nasdaq and Euronext: GNFT), a late-stage biopharmaceutical company dedicated to improving the lives of patients with metabolic and liver diseases (the “Company”), today announced that it published in the May 10, 2021 French legal announcements bulletin n°56 (Bulletin des Annonces Légales Obligatoires) its convening notice that the Combined Shareholders Meeting will be held on June 15, 2021, at 2:30pm, at the Company’s headquarters, located at Parc Eurasanté, 885 avenue Eugène Avinée in Loos (59120), France.

Due to the ongoing COVID-19 pandemic and in accordance with emergency measures imposed by the French government, the Board of Directors of the Company has decided that the Combined General Meeting will be conducted behind closed doors at the Company’s headquarters located at Parc Eurasanté, 885 Avenue Eugène Avinée, Loos (59120), France, without the physical presence of shareholders and others who are usually entitled to attend.

The convening notice published in the May 10, 2021 French legal announcements bulletin n°56 (Bulletin des Annonces Légales Obligatoires) and available in the Investors & Media section of the Company’s website (https://ir.genfit.com/financial-information/shareholders-meeting) outlines the procedures by which shareholders may participate in the Meeting notwithstanding the exceptional measures required in order to comply with regulatory constraints and ensure the health and safety of our shareholders.

Shareholders may provide their voting instructions via the Internet through the VOTACCESS platform. A tutorial to familiarize shareholders with this online voting platform will be available in the same section of the website, as well as a toll-free (France only) number to call with any questions regarding how to participate in the Meeting.

Documentation regarding the Meeting will be available to shareholders in accordance with existing regulations, and available on the Company’s website, in the Investors & Media section (https://ir.genfit.com/financial-information/shareholders-meeting).

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	1

ABOUT GENFIT

GENFIT is a late-stage biopharmaceutical company dedicated to improving the lives of patients with cholestatic and metabolic chronic liver diseases. GENFIT is a pioneer in the field of nuclear receptor-based drug discovery, with a rich history and strong scientific heritage spanning more than two decades. GENFIT is currently enrolling in ELATIVE™, a Phase 3 clinical trial evaluating elafibranor in patients with Primary Biliary Cholangitis (PBC). Elafibranor is an investigational compound that has not been reviewed and has not received approval by any regulatory authority. As part of GENFIT’s comprehensive approach to clinical management of patients with liver disease, the Company is also developing NIS4®, a new, non-invasive blood-based diagnostic technology which could enable easier identification of patients with at-risk NASH. NIS4® technology has been licensed to LabCorp® in the U.S. and Canada for the development and commercialization of a blood-based molecular diagnostic test powered by NIS4® technology. GENFIT has facilities in Lille and Paris, France, and Cambridge, MA, USA. GENFIT is a publicly traded company listed on the Nasdaq Global Select Market and on compartment B of Euronext’s regulated market in Paris (Nasdaq and Euronext: GNFT). www.genfit.com

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements with respect to GENFIT, including those within the meaning of the Private Securities Litigation Reform Act of 1995. The use of certain words, including “consider”, “contemplate”, “think”, “aim”, “expect”, “understand”, “should”, “aspire”, “estimate”, “believe”, “wish”, “may”, “could”, “allow”, “seek”, “encourage” or “have confidence” or (as the case may be) the negative forms of such terms or any other variant of such terms or other terms similar to them in meaning is intended to identify forward-looking statements. Although the Company believes its projections are based on reasonable expectations and assumptions of the Company’s management, these forward-looking statements are subject to numerous known and unknown risks and uncertainties, which could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking statements. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including in relation to safety, biomarkers, progression of, and results from, its ongoing and planned clinical trials, review and approvals by regulatory authorities of its drug and diagnostic candidates, exchange rate fluctuations and the Company’s continued ability to raise capital to fund its development, as well as those risks and uncertainties discussed or identified in the Company’s public filings with the AMF, including those listed in Chapter 2 “Main Risks and Uncertainties” of the Company’s 2020 Universal Registration Document filed with the AMF on 23 April 2021 under n° D.21-0350, which is available on the Company’s website (www.genfit.com) and on the website of the AMF (www.amf-france.org) and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”) including the Company’s 2020 Annual Report on Form 20-F filed with the SEC on April 23, 2021. In addition, even if the Company’s results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. These forward-looking statements speak only as of the date of publication of this document. Other than as required by applicable law, the Company does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise.

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	2

CONTACT

GENFIT | Investors

Tel: +1 (617) 714 5252 | investors@genfit.com

PRESS RELATIONS | Media

Hélène LAVIN – Press relations | Tel: +333 2016 4000 | helene.lavin@genfit.com

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	3